June 10, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Stem, Inc. Registration Statement on Form S-1 Filed May 26, 2021 File No. 333-256501

Ladies and Gentlemen:

Stem, Inc., a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-256501) be accelerated and that it be declared effective on June 14, 2021 at 4:00 p.m. Eastern time, or as soon as practicable thereafter.

Please direct any questions regarding this filing to John Gaffney of Gibson, Dunn & Crutcher LLP at (212) 351-2626.

Very truly yours,

STEM, INC.

By:	/s/ Saul Laureles
	Name:	Saul Laureles
	Title:	Chief Legal Officer and Secretary

cc:	Evan D’Amico

Gibson, Dunn & Crutcher LLP

cc:	John Carrington Chief Executive Officer William Bush Chief Financial Officer Stem, Inc.